FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc

                 Notification of Directors' Interests in Shares

BG Group Share Incentive Plan ('SIP') - Free Shares


On 7 April 2003, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 250.70p per share under the terms of the SIP. As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.


                       Ordinary Shares awarded    Revised beneficial interest
                           on 7 April 2003           in Ordinary 10p shares

Ashley Almanza                  1,196                         21,956

Frank Chapman                   1,196                         222,522

William Friedrich               1,196                         213,881


BG Group plc
8 April 2003

website  www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 8 April 2003                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary